SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

For immediate release:

INDOSAT REPORTS NINE MONTHS OF 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

Indosat plans to invest at least US$ 1 billion in 2007

Jakarta, 30 November 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated nine months of 2006 operational and financial results with limited review report by the Independent Auditor.  The Company recorded operating revenues and operating income for the period ended 30 September 2006 amounting to Rp8,871.9 billion and Rp2,447.0 billion respectively. Net income was recorded as Rp927.2 billion. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

For the period ended 30 September 2006, cellular, multimedia, internet and data communication (MIDI), and fixed telecommunication services contributed 74.9%, 15.9%, and 9.2% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Results Summary Yearly Comparison

(For Period Ended 30 September)

In Billion Rp	2005	2006	(%) Change
Operating Revenues	8,746.0	8,871.9	1.4%
Operating Expense	5,886.3	6,425.0	9.2%
Operating Income	2,859.7	2,447.0	-14.4%
Net Income	1,018.4	927.2	-9.0%
EBITDA1)	5,078.7	5,095.5	0.3%
EBITDA Margin	58.1%	57.4%	-0.7%

1)

EBITDA means earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

In the nine months 2006, we recorded cellular operating revenues of Rp6,641.4 billion, or increase 1.4% from Rp6,549.1 billion in the nine months 2005. Our marketing effort since April has boosted our cellular revenue over time. On quarterly basis, our cellular revenue increased by 10.9% from Rp2,118.9 in second quarter 2006 to Rp2,350.6 in third quarter 2006. Operating revenues from MIDI services also grew by 14.0%, from Rp1,240.0 billion in nine months 2005 to Rp1,413.4 billion in nine months 2006, despite the increased competition from domestic and international providers. While operating revenues from fixed telecommunication services decreased 14.6% from Rp956.9 billion to Rp817.2 billion year on year due to the increased competition in international call (IDD) business, offsetting increased revenues from fixed wireless services.

As of 30 September 2006, our cellular subscriber base reached around 14.2 million subscribers which consisted of 94% prepaid and 6% postpaid or increased by 12.2% year-on-year even though we have deleted 1.3 million subscribers due to the prepaid registration.

“Following the completion of our network swap effort in the end of first quarter 2006, we have launched major initiatives to regain our momentum in cellular business. These initiatives have resulted in significant improvement of our performance in third quarter 2006” said Kaizad B. Heerjee, Deputy President Director of Indosat. “The results include the continuous increase in subscriber number, minutes of usage and SMS traffic, while ARPU is stabilizing. This has  resulted in the growth of the financial performances in the third quarter of this year. Considering the current positive trend and expectation of increasing demand of cellular services in 2007, Indosat plans to invest at least USD 1 Billion next year”, added Kaizad.

As of 30 September 2006, the Company had outstanding debt of Rp11,590.7 billion which includes Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,687.2 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp9,903.5 billion.

Recently, Indosat launched our newly 3G/HSDPA services in Jakarta and Surabaya. “We are aiming to rollout the services to an additional 8 cities before the end of Q1 2007. We have a very unique 3G strategy which is focused on wireless broadband and aim to offer our customers the highest speeds at the best value”, said Kaizad B. Heerjee.

About Indosat

Indosat is a leading telecommunication and information provider that provides: cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed telecommunication services (StarOne), Multimedia, Data communications and Internet (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax : 62-21-3812617

E-mail : publicrelations@indosat.com

Website :  www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : December 1, 2006

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director